From: Yandan Zheng – CEO and Director

LGH Global Corp.

87 N. Raymond Ave

Suite 200

Pasadena, CA 91103

To: U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Trade & Services

Date: September 29, 2021

RE: Request for Qualification of Offering

Statement Filed September 24, 2021.

We formally request that the Offering Statement (Form 1-A), file no. 024-11629, as amended and filed September 24, 2021, be Qualified effective Thursday September 30, 2021.

Sincerely,

/s/ Yandan Zheng

Yandan Zheng

CEO - Director